UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                                    FORM 11-K

/X/      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999
                          ------------------------------------------------

                                            OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to
                               ---------------------     ----------------------

Commission File Number       1-9887
                       -----------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Oregon Steel Mills, Inc. Employee Stock Ownership Plan
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B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                            Oregon Steel Mills, Inc.
-------------------------------------------------------------------------------

1000 Broadway Building, Suite 2200, Portland, Oregon                97205
-------------------------------------------------------------------------------

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 1999 AND 1998

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
TABLE OF CONTENTS
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

                                                                           PAGE

Report of Independent Accountants.......................................... 1

Statement of Net Assets Available for Benefits............................. 2

Statement of Changes in Net Assets Available for Benefits.................  3

Notes to the Financial Statements.........................................  4


Supplemental Information Required by ERISA*:

       Schedule 1 - Schedule of Assets Held for Investment Purposes.......  8

       Schedule 2 - Schedule of Reportable Transactions...................  9

       Schedule 3 - Schedule of Non-Exempt Transactions................... 10



*Other schedules required by Section 2520.103-10 of the Department of Labor
  Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Trustees of
Oregon Steel Mills, Inc.
Employee Stock Ownership Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Oregon Steel Mills, Inc. Employee Stock Ownership Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 26, 2000

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------



                                                  1999                  1998
                                              -----------           -----------

Cash and cash equivalents                     $     1,458           $    14,295

Investment in Oregon Steel Mills, Inc.
    common stock, at fair value                11,733,467            20,810,201
                                               ----------            ----------

     Total assets                              11,734,925            20,824,496
                                               ----------            ----------


Pass-through dividends payable                          -                13,263
                                              -----------           -----------

Net assets available for benefits             $11,734,925           $20,811,233
                                              ===========           ===========



















                   The accompanying notes are an integral part
                               of this statement.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------


                                                      1999            1998
                                                 -----------      ------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
     Dividends                                   $   894,597      $  1,049,938


     Interest                                            344             1,008
Employer contributions                                   411               493
                                                 -----------      ------------
          Total additions                            895,352         1,051,439
                                                 -----------      ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Net depreciation in fair value of investments      5,609,045        17,329,379
Benefits distributed to participants               3,322,326         3,170,047
Transfer of assets to the
   Oregon Steel Mills, Inc. Thrift Plan              146,895                 -
Pass-through of dividends to participants            893,394         1,049,938
                                                 -----------      ------------

          Total deductions                         9,971,660        21,549,364
                                                 -----------      ------------

          Net decrease                            (9,076,308)      (20,497,925)

NET ASSETS AVAILABLE FOR BENEFITS:

     Beginning of year                            20,811,233        41,309,158
                                                 -----------      ------------

     End of year                                 $11,734,925      $ 20,811,233
                                                 ===========      ============












                   The accompanying notes are an integral part
                               of this statement.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         GENERAL
         The Oregon Steel Mills, Inc. Employee Stock Ownership (the Plan) was established by Oregon Steel Mills, Inc. (the Company) on November 27, 1980 and amended and restated effective January 1, 1994 to invest primarily in common stock of the Company for the benefit of eligible employees. All employees with at least six months of service for the Company, other than those whose terms and conditions of employment are determined by collective bargaining agreements that do not provide for participation in the Plan, are eligible to participate in the Plan. Wells Fargo Bank is the Plan Trustee. Administration of the Plan is performed by an administrative committee appointed by the Company's Chief Executive Officer.

         CONTRIBUTIONS
         Under the provisions of this defined contribution plan, the employer may make discretionary contributions to the Plan, generally in the form of newly issued shares of the Company's common stock. Employer contributions are allocated to each participant's account based on the proportion that each participant's compensation bears to total compensation, subject to specified limitations. Voluntary contributions by employees are not permitted. Any forfeitures resulting from the termination of participants not fully vested are allocated among the accounts of persons who are participants on the last day of the Plan's fiscal year, or whose participation in the Plan terminated during the year because of normal retirement (as defined in the Plan), death, total disability or layoff, in the proportion that each such person's compensation taken into account under the Plan bears to such compensation of all those persons for the fiscal year. Total forfeitures credited back to the Plan and allocated to the remaining participants' accounts were $1,745 and $4,419 in 1999 and 1998, respectively.

         ELIGIBILITY, VESTING AND BENEFITS
         Each eligible employee becomes a participant in the Plan on the first day after completing six months of service. Each participant's account under the Plan includes the Company's contributions and the participant's allocated share of income, losses, and the unrealized appreciation or depreciation of Plan investments. A participant becomes fully vested after completing seven years of credited service or in the event

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.       DESCRIPTION OF THE PLAN (CONTINUED)

         of death or termination from employment as a result of permanent disability, or upon reaching the age of 65. Participants terminating for any other reason who have less than seven years of service are credited with amounts vested under the seven-year vesting schedule in which participants' accounts are vested at a rate of 10 percent per year for each of the first four years, and 20 percent for each of the next three years. Vested benefits are distributable in the form of common stock to the participants upon termination of employment, except for fractional shares, which are purchased from the participant by the Plan at market value on the distribution date. These shares remain in the Plan and are allocated to participants in the same manner as normal contributions. The cash used to purchase these fractional shares is obtained from the Company in the form of additional contributions to the Plan. In 1999 and 1998, $411 and $493, respectively, were contributed to the Plan to purchase fractional shares from participants. At the election of the participant, payment may be deferred until the participant attains age 70 1/2 if the vested account balance exceeds $5,000.

         TAX STATUS
         The Company has received a determination letter dated May 20, 1998 from the Internal Revenue Service that the Plan, as established on November 27, 1980 and amended and restated effective January 1, 1994, is qualified under Internal Revenue Code Section 401(a), and the related trust is exempt from taxation under Section 501(a).

         DISPOSITION OF FUNDS UPON TERMINATION OF THE PLAN
         While the Company has not expressed any intent to terminate the Plan, it may do so at its sole discretion. In the event of termination of the Plan, participants' accounts become fully vested and nonforfeitable and the assets of all participants' accounts will be distributed to or for the benefit of the participants in accordance with the Plan's provisions.

2.       SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements are prepared on the accrual basis of accounting.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


2.       SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

         INVESTMENT VALUATION AND INCOME RECOGNITION
         Investments have been recorded at fair value as determined by the quoted closing market price reported on the New York Stock Exchange at December 31, 1999 and 1998.

         Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

         EXPENSES OF THE PLAN
         Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses are paid directly by the Company at its discretion.

         USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

3.       INVESTMENTS

         The fair value of Plan assets that represent a holding greater than 5 percent of the Plan's net assets available for benefits at December 31 are as follows:

                                                          1999          1998
                                                       -----------   -----------

             Oregon Steel Mills, Inc. common shares:
                  Fair value                           $11,733,467   $20,810,201

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------


4.  TRANSACTIONS WITH PARTIES-IN-INTEREST

                                                                          CURRENT VALUE             NET GAIN
                                                        COST OF            OF ASSET AT               ON EACH
                                                         ASSET          TRANSACTION DATE           TRANSACTION
                                                        -------         ----------------           -----------

        Transactions with Oregon Steel
        ------------------------------
           Mills, Inc.
           -----------
               Dividends received                       $     -           $   894,597              $        -

               Employer contribution                        411                   411                       -




5.  SUBSEQUENT EVENT

         Common stock of Oregon Steel Mills, Inc. represents substantially all of the assets of the Plan. The value of the stock decreased from $7.94 per share at December 31, 1999 to $2.31 per share as of June 26, 2000. The resulting decrease in fair value was approximately $8.3 million for the Plan assets that were held as of December 31, 1999.

                             SUPPLEMENTAL SCHEDULES

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE 1
FORM 5500 SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
-------------------------------------------------------------------------------

                IDENTITY OF ISSUE, BORROWER,                           FAIR
                  LESSOR OR SIMILAR PARTY             COST             VALUE
--------------------------------------------------------------------------------

Oregon Steel Mills, Inc. common stock*             21,945,318       11,733,467

Stagecoach Funds, Inc. money market trust               1,458            1,458



* Represents party-in-interest investment

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE 2
FORM 5500 SCHEDULE H, PART IV, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS DECEMBER 31, 1999
-------------------------------------------------------------------------------

Transactions of an amount in excess of 5 percent of the value of the Plan's assets as of the beginning of the year, reportable under the provisions of the Employee Retirement Income Security Act of 1974, were as follows:


                                                                                         EXPENSES
                             DESCRIPTION OF TRANSACTION                                INCURRED IN
                           INCLUDING MATURITY DATE, RATE OF                            CONNECTION              CURRENT    NET GAIN
     IDENTITY OF PARTY       INTEREST, COLLATERAL PAR OR     PURCHASE  SELLING  LEASE     WITH       COST OF    VALUE     ON EACH
        INVOLVED                   MATURITY VALUE             PRICE     PRICE   RENTAL TRANSACTION    ASSET    OF ASSET TRANSACTION
    -----------------     --------------------------------  ---------  -------- ------ -----------   -------   --------  -----------



Oregon Steel Mills, Inc.  264,330 shares par value $0.01,
                          distributed to participants        $     -   $      - $    -   $      -   $200,336  $3,322,326  $3,121,990



OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE 3
FORM 5500 SCHEDULE G, PART III-SCHEDULE OF NON-EXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999
-------------------------------------------------------------------------------


Party-in-interest transactions reportable under the provisions of the Employee Retirement Income Security Act of 1974 for the year ended December 31, 1999 were as follows:





                                                      DESCRIPTION OF                                     EXPENSES
                                                  TRANSACTIONS INCLUDING                                INCURRED IN
                          RELATIONSHIP TO PLAN,   MATURITY DATE, RATE OF                                 CONNECTION
    IDENTITY OF PARTY       EMPLOYER OR OTHER     INTEREST, COLLATERAL,     PURCHASE  SELLING   LEASE     WITH        COST OF
        INVOLVED            PARTY-IN-INTEREST     PAR OR MATURITY VALUE      PRICE      PRICE   RENTAL  TRANSACTION    ASSET
    -----------------     --------------------    ----------------------    --------  -------   ------  -----------   -------

Oregon Steel Mills, Inc.   Sponsor Company        Dividends received from    $    -   $    -    $    -    $    -      $     -
                                                  Oregon Steel Mills, Inc.

Oregon Steel Mills, Inc.   Sponsor Company        Pass-through of
                                                  dividends to
                                                  participants                    -        -         -         -          411





                                                      DESCRIPTION OF
                                                  TRANSACTIONS INCLUDING
                          RELATIONSHIP TO PLAN,   MATURITY DATE, RATE OF    CURRENT        NET GAIN
    IDENTITY OF PARTY       EMPLOYER OR OTHER     INTEREST, COLLATERAL,      VALUE         ON EACH
        INVOLVED            PARTY-IN-INTEREST     PAR OR MATURITY VALUE     OF ASSET      TRANSACTION
    -----------------     --------------------    ----------------------    --------      -----------

Oregon Steel Mills, Inc.   Sponsor Company        Dividends received from   $894,597       $      -
                                                  Oregon Steel Mills, Inc.


Oregon Steel Mills, Inc.   Sponsor Company        Contribution from
                                                  Oregon Steel Mills, Inc.       411              -

